UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Interstate Hotels Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

46088R108
(CUSIP Number)

Joseph C. Canizaro
LL&E Tower
909 Poydras Street
New Orleans, Louisiana 70112
(504) 584-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Margaret F. Murphy
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L. L. P.
201 St. Charles Avenue
New Orleans, LA 70170-5100

December 20, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46088R108

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)
Corporate Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	______
	(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	______

6.	Citizenship or Place of Organization	Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	0

	8. Shared Voting Power	0

	9. Sole Dispositive Power	0

	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	(OO) – Limited Liability Company

Item 1.     Security and Issuer

            This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of Interstate Hotels Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220.

Item 2.     Identity and Background.

            The person filing this Schedule 13D is Corporate Capital, L.L.C., a Delaware limited liability company (the "Reporting Person"). The principal business of the Reporting Person is various investments, and the Reporting Person has its principal place of business at 909 Poydras Street, New Orleans, LA 70112. The sole member of the Reporting Person is Joseph C. Canizaro (the "Sole Member"). The principal occupation of the Sole Member is Chairman, CEO, and President of Columbus Properties, LLC, Chairman of the Board of Firstrust Corporation and Chairman of the Board of First Bank and Trust, a subsidiary of Firstrust Corporation. His business address is 909 Poydras Street, New Orleans, LA 70112. Mr. Canizaro is a United States citizen. Neither the Reporting Person nor the Sole Member has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds used by the Reporting Person for the purchase of Common Stock was working capital of the Reporting Person. The source of the working capital was a capital contribution made by the Sole Member from his personal funds. The aggregate amount paid for the Common Stock acquired by the Reporting Person was approximately $1,329,349, which amount does not include any brokerage commissions paid.

Item 4.     Purpose of Transaction.

            The Common Stock was acquired by the Reporting Person for investment purposes. The Reporting Person and the Sole Member may acquire additional shares or sell any or all of the shares owned in the open market or otherwise. From time to time, the Sole Member has had informal and general discussions with management of the Issuer concerning possible business transactions or opportunities. Except as indicated in the preceding sentences and in the therein mentioned discussions, neither the Reporting Person nor the Sole Member has any current plan that relates to or would result in:

a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e)	Any material change in the present capitalization or dividend policy of the Issuer;
f)	Any other material change in the Issuer's business or corporate structure;
g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j)	Any action similar to any of those enumerated above.

 Item 5.     Interest in Securities of the Issuer.

            a)    As of the date hereof, the Reporting Person has no beneficial interest, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, in any shares of Common Stock of the Issuer.

            b)    Neither the Reporting Person nor the Sole Member has voting or dispositive power with respect to shares of Common Stock of the Issuer.

            c)    In the 60 days prior to the filing of this Schedule 13D, the following transaction was effected by the Reporting Person in the Common Stock:

Date of Transaction	No. of Shares Sold	Price per Share (in $)
12/20/01	320,000	1.60

 The shares were sold by the Reporting Person in a private transaction.

             d)     None.

             e)     The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on December 20, 2001.

 ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to
                     Securities of the Issuer

             There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Issuer manages 9 hotel properties of Columbus Hotel Properties, L.L.C., an affiliate of the Reporting Person and the Sole Member, but this relationship does not relate to securities of the Issuer.

 ITEM 7.     Material to be Filed as Exhibits

            None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 4, 2002

CORPORATE CAPITAL, L.L.C.

By: /S/ JOSEPH C. CANIZARO
Joseph C. Canizaro
Sole Member